

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 25, 2008

Mr. Randall Gausman
Chief Financial Officer
Rae Systems Inc.
3775 North First Street
San Jose, CA 95134

> **Re: Rae Systems Inc.**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 001-31783**

Dear Mr. Gausman:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Branch Chief